Exhibit 21.1
SUBSIDIARIES OF
INTERNET BRANDS INC.*

Name	Jurisdiction of Incorporation
Autodata, Inc.	Delaware
Autodata Solutions, Inc.	Delaware
CarsDirect Mortgage Services, Inc.	Delaware
CD1Financial.com, LLC	Delaware
Internet Media Solutions, Inc.	California
vBulletin Solutions, Inc.	California

*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Internet Brands, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.